SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q24 EARNINGS RELEASE

November 12, 2024

CSN

Companhia Siderúrgica Nacional

RESULTS 3Q24

São Paulo, November 12 , 2024 - Companhia Siderúrgica Nacional (“CSN”) (B3: CSNA3) (NYSE: SID) announces its results for the third quarter of 2024 (3Q24) in Reais, with its consolidated financial statements in accordance with the accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

The comments address the Company's consolidated results for the third quarter of 2024 (3Q24) and the comparisons are for the second quarter of 2024 (2Q24) and the third quarter of 2023 (2Q23). The dollar exchange rate was R$ 5.01 on 09/30/2023; R$ 5.59 on 06/30/2023 and R$ 5.44 on 09/30/2024.

3Q24 Operational and Financial Highlights

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RESULTS 3Q24

Consolidated Table - Highlights

Consolidated Results

•	Net Revenue totaled R$11,066.6 million in 3Q24, representing a growth of 1.7% compared to the previous quarter and mainly reflecting the improvement in the steel segment, which managed to show solid commercial activity during the period. When analyzing the other segments of the Group, revenue performance was not higher only due to commodity prices, as operationally CSN was able to achieve historic sales records in both mining and cement.

•	Cost of Goods Sold (COGS) totaled R$ 8,332.9 million in the third quarter, 5.6% higher than in the previous quarter, reflecting the higher level of business activity during the period, with a solid increase in product sales volumes in all operating segments.

•	Gross profit in 3Q24 reached R$2.7 billion with a gross margin of 24.7%, representing a 2.8 p.p. drop from 2Q24. This decline in profitability is a direct result of lower prices, particularly in the mining sector.

•	Selling, general, and administrative expenses totaled R$1,708.6 million in 3Q24, representing a 7.6% increase from the previous quarter and a 45.4% increase from the same period last year.

•	The Other Operating Income and Expenses group was negative by R$366.2 million in 3Q24, reversing the positive result of the previous quarter that had been strongly impacted by iron ore hedging operations. In this sense and given the current momentum of the iron ore prices, CSN did not carry out any new operations in the second half of the year.

•	The Financial Result was negative at R$1,931.6 million in 3Q24, which represents an increase of 29.2% in relation to 2Q24, still impacted by the effect of the exchange rate devaluation that ends up increasing the cost of debt in dollars. Additionally, the financial result was pressured by the negative effect of the devaluation of Usiminas shares.

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RESULTS 3Q24

•	The Equity Result was positive at R$123.0 million in 3Q24, an increase of 25.6% compared to the previous quarter. This was driven by strong performance from MRS in recent quarters and the positive impact of improved market conditions in the steel industry on Panatlântica's results.

•	In the third quarter of 2024, CSN recorded a Net Loss of R$750.9 million, representing a 237.3% decrease from the previous quarter. This decline was driven by a combination of lower operating income and higher financial expenses, as well as the positive impact of iron ore hedging operations in the second quarter of 2024. This combination more than offset the positive effect of the IR/CS reversal due to the increase in deferred tax recognition in the period.

Adjusted EBITDA

•	In the third quarter of 2024, the company's Adjusted EBITDA was R$2,284.0 million, with an adjusted EBITDA margin of 19.7%. This represents a 3.5 p.p. decrease from the previous quarter. This performance reflects exclusively the worsening price of iron ore, which ended up offsetting a very strong quarter in commercial terms, with record sales in mining and cement, in addition to the 9% growth in domestic steel sales. In other words, the quarter demonstrated that CSN has made consistent progress in optimizing its operations, with increased production, sales, and reduced costs. The issue lies outside the company's control, namely international prices, particularly in mining, where Chinese demand for the product is uncertain. However, the robust commercial performance in the period demonstrates that CSN is well-positioned to maintain its strong results. Furthermore, the steel segment has shown consistent signs of improvement, even though margins remain tight, in another quarter of recovery.

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RESULTS 3Q24

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%)

¹ The Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Adjusted Net Revenue, which takes into account CSN Mineração's 100% stake in consolidation and 37.49% in MRS.

Adjusted Cash Flow

Adjusted Cash Flow in 3Q24 was negative at R$986.0 million, representing an improvement over the previous quarter. However, this result remains negative, reflecting a decline in operating performance, an increase in financial expenses, higher disbursements for income tax, and a higher level of investments.

3Q24 Adjusted Cash Flow¹ (R$ million)

¹ The concept of adjusted cash flow is calculated from Adjusted EBITDA, subtracting EBITDA of Jointly Controlled Companies, CAPEX, Income Tax, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is made up of the variation in Net Working Capital, plus the variation in long-term asset and liability accounts and disregarding the net variation in Income Tax and Social Security.

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RESULTS 3Q24

Indebtedness

On September 30, 2024, consolidated net debt reached R$ 35,164 million, with the leverage indicator measured by the Net Debt/EBITDA LTM ratio reaching 3.34x. This represents a reduction of 2 basis points compared to the previous quarter, a movement in line with all efforts made throughout the quarter regarding cash management and increasing cash and cash equivalents, which ended up more than offsetting the negative impact on cash flow in the quarter. This reduction also demonstrates CSN's ongoing commitment to reducing its level of indebtedness. The recent sale of a significant stake in CSN Mineração not only exemplifies this commitment but also illustrates the numerous avenues available within the group for recycling capital. Furthermore, CSN continued to adhere to its policy of maintaining a substantial cash reserve, which reached R$ 19,322.0 billion during this period.

¹Net Debt / EBITDA: Debt is calculated using the final dollar of each period and net debt and EBITDA are calculated using the average dollar of the period.

CSN remains very active in its objective of extending the amortization term, focusing on long-term operations and the local capital market. Among the main movements in 3Q24, the Company carried out fundraising with amortization flows between 2027 and 2029.

Amortization Schedule (R$ Billion)

¹ IFRS: consider stake in MRS (37.49%).

² Gross Debt/Management Net Debt considers stake in MRS (37.49%), without accrued interest.

3 Average time after completion of the Liability Management Plan.

FX Exposure

The net foreign exchange exposure accumulated in the consolidated balance sheet for the 3Q24 was US$1,026.0 million, as shown in the table below, in line with the Company's policy of minimizing the impact of exchange rate volatility on results. CSN's hedge accounting strategy aligns the projected flow of exports in dollars with future debt maturities in the same currency. Consequently, the fluctuations in the value of the dollar-denominated debt are recorded as a temporary adjustment to shareholders' equity and are subsequently reflected in the income statement when the dollar revenues from these exports are recognized.

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RESULTS 3Q24

Investments

In the 3Q24, R$1,309.3 million was invested, an amount in line with the previous quarter and 10% higher than the amount invested in the same period of 2023. The mining segment stood out, with the progress of the physical construction of P15, as well as the continuity of the investments made since last year in the steel industry to increase the efficiency of the melting shop, sintering and the modernization of the entire operations at UPV.

CAPEX (R$ Million)

Net Working Capital

Net Working Capital applied to the business amounted to R$ 1,471.0 million in 3Q24, a significant improvement from the negative result of the previous quarter, reflecting the increase in the Inventories line, in line with the strong production seen during the period, as well as the reduction in the Suppliers line.

The calculation of net working capital applied to the business excludes the advance on prepayment contracts, as shown in the table below:

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RESULTS 3Q24

¹ Other NWC Assets: Considers advances and other accounts receivable.

² Other NWC Liabilities: Considers other accounts payable, dividends payable, taxes paid in installments and other provisions.

³ Inventories: Does not take into account the effect of the provision for inventory losses. Warehouse stock balances are not taken into account when calculating the SME.

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RESULTS 3Q24

Business Segments Results

STEEL	MINING	LOGISTICS	ENERGY	CEMENT
				CIMENTO CSN
Usina Presidente Vargas Porto Real Paraná Lusosider Prada (Distribution and Steel Packing) Aços Longos (UPV) SWT LLC Metalgráfica	Casa de Pedra Tecar Engenho Pires Fernandinho ERSA Quebra-Queixo	Railway: MRS and FTL Port: Sepetiba Tecon	CSN Energia Itasa CEEE-G	Volta Redonda Arcos Alhandra PCH Sacre PCH Santa Ana CSN Cimentos Brasil

Net Revenue by Segment – 3Q24 (R$ Million - before eliminations)

Steel
54.6%
5,343.8
5,590.5
6,041.3
3T23
2T24
3T24
Mining
27.0%
4,335.3
3,347.1
2,980.2
3T23
2T24
3T24
Logistics
8.1%
804.5
838.7
892.0
3T23
2T24
3T24
Energy
1.4%
121.8
102.8
151.4
3T23
2T24
3T24
Cement
11.5%
1,159.4
1,238.4
1,272.0
3T23
2T24
3T24

Adjusted EBITDA by Segment – 3Q24 (R$ Million - before eliminations)

Siderurgia
17.0%
182.6
324.7
388.5
3Q23
2Q24
3Q24
Mineração
49.2%
1,966.4
1,500.4
1,122.8
3Q23
2Q24
3Q24
Logística
18.79%
425.2
413.6
420.1
3Q23
2Q24
3Q24
Energia
2.65%
24.8
13.9
60.6
3Q23
2Q24
3Q24
Cimentos
15.32%
266
346
350
3Q23
2Q24
3Q24

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RESULTS 3Q24

Steel Results

The World Steel Association (WSA) reports that global crude steel production reached 1,394.1 million tons (Mt) from January to September 2024, representing a 1.9% decline compared to the same period in 2023. This reversed the growth that had been observed until mid-year, resulting from a greater slowdown in North American production (down 3.9%), along with lower production in Asia and Oceania (down 2.5%) and Russia (down 2.5%).

China, which accounted for 55.1% of total global production in 9M24, recorded a 3.6% decline in production compared to the same period in 2023. This is indicative of weak domestic demand for steel. This decline has been more pronounced over the past three months, prompting concern among local authorities and prompting the introduction of new stimulus packages, such as those announced at the end of September, in order to try to regain momentum in the real estate sector. Conversely, the decline in Chinese steel production has been less severe than anticipated, with output sustained by other sectors, including the automotive industry and manufacturing, as well as higher export volumes.

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RESULTS 3Q24

In contrast, India, Turkey, and Brazil demonstrated growth in production compared to the same period in 2023, with volumes reaching 110.3 thousand tons (+5.8%), 27.9 thousand tons (+13.8%), and 25.2 million tons (+4.4%), respectively.

Brazilian steel production continues to grow at a rapid pace, driven by the operational normalization of local producers and increased consumption of steel by sectors such as the automotive industry, construction, agricultural machinery, and infrastructure projects.

Furthermore, in October, the Executive Management Committee (Gecex), Camex's collegiate executive body, approved the implementation of a provisional anti-dumping duty on exports from China to Brazil of tin-plated and chrome-plated metal sheets for a range of NCMs. The provisional duties will be applied for a period of up to six months in the form of a specific rate fixed in US dollars per ton. This should make local producers more competitive, increasing the pace of production for these products.

OPERATIONAL AND SALES PERFORMANCE

CSN's steel production is on a path of sustained recovery, reaching 995,000 tons in the most recent quarter—the highest level since 3Q22. This represents a 12.7% growth compared to the previous quarter and a 7.9% growth compared to the same period last year. This growth follows the scheduled maintenance stoppages carried out in the sintering area of the Presidente Vargas Plant (UPV) in 2Q24, which reinforces the normalization and efficiency with the resumption of work.

In line with the upward trajectory observed throughout the year, rolled steel production reached 917,000 tons, representing the highest result since 3Q21. This marks a 10.6% growth when compared to the previous quarter and a 9.8% growth when compared to the same period in 2023. Despite undergoing scheduled maintenance in 3Q24, long steel production remained stable, reaching 58,000 tons.

Sales Volume – 3Q24 (thousand tons) – Steel Industry

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RESULTS 3Q24

Total sales in 3Q24 reached 1,166.3 thousand tons, representing a 3.8% increase compared to the second quarter and a 10.5% increase compared to the same period in 2023. When analyzing the behavior in the different markets, it is clear that the domestic market was the main driver of this increase, with 866.5 thousand tons of steel products sold this quarter, representing an 8.6% increase over the previous quarter and a 16.0% growth compared to 3Q23. This demonstrates not only the effectiveness of the commercial strategy but also the resumption of industrial activity with higher steel consumption. In the foreign market, sales reached 299.8 thousand tons in 3Q24, a notable increase of 10.5% compared to the same period last year, with 5.1 thousand tons exported directly. Additionally, 294.7 thousand tons were sold by subsidiaries abroad, with 90.2 thousand tons sold by LLC, 140.4 thousand tons sold by SWT, and 64.0 thousand tons sold by Lusosider.

In terms of total sales volume, the Distribution segment was the main highlight in 3Q24, with a 1.3 p.p. increase compared to the volume sold in the previous quarter, reaching 32.6% of total volume. Conversely, the Steel Packing segment (6.5%) experienced the greatest decline in sales due to seasonal factors and heightened commercial activity compared to other segments. In the year-on-year comparison, notable recoveries were observed in General Industry and Distribution, while declines were seen in Construction and Steel Packing.

According to ANFAVEA (the National Association of Motor Vehicle Manufacturers), the production of vehicles in 3Q24 reached 736,300 units, representing a 19.0% increase compared to the same period last year. As previously highlighted in earlier releases, ANFAVEA anticipates growth in vehicle sales for the year 2024, driven by the production of heavy vehicles, which for the third consecutive quarter demonstrated growth of over 3.5%.

When looking at data from the Brazilian Steel Institute (IABr), crude steel production in the first nine months of 2024 reached 25.2 Mton, representing a 4.4% increase over the same period in 2023. Apparent consumption reached 19.6 Mton, representing an 8.4% increase year-on-year. The Steel Industry Confidence Indicator (ICIA) for September reached 63.8 points, a notable increase and well above the 50-point threshold. This reflects a significant improvement in confidence regarding the domestic market outlook for the coming months.

IBGE data indicates that the production of household appliances for the month of September 2024 increased by 17.5% compared to the previous year. This reinforces the resumption of the white goods sector after poor performances seen in 2022 and 2023.

•         Net revenues in the steel sector reached R$6,041.3 million in 3Q24, an 8.1% increase from the previous quarter as a consequence of the exceptional commercial performance achieved during this period. The average price in 3Q24 increased by 3.5% compared to 2Q24, driven by a 12.3% growth in the average price in the foreign market during the same period. Conversely, the average price in the domestic market demonstrated minimal fluctuation, with the adjustments made in July being offset by a decrease in the product mix during the same period.

•         In turn, The Slab Cost in 3Q24 reached R$3,365.93/t, representing a 5.2% decline from the previous quarter and a 5.5% reduction when compared to 3Q23. This outcome was driven by a notable dilution of fixed costs and a reduction in raw material costs.

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RESULTS 3Q24

Adjusted EBITDA reached R$389 million in 3Q24, representing a 19.7% increase from the previous quarter and an Adjusted EBITDA Margin of 6.4%, or 0.6 p.p. higher than in 2Q24. In comparison to the previous year, the increase is even more significant, with the EBITDA margin expanding by 3.0 p.p. This reinforces the gradual recovery that the segment has been experiencing throughout this year, with increased production, stronger sales, and lower slab costs. Furthermore, when we consider the robust forecast for steel consumption this year and factor in the more favorable price trend and efficiency gains, we conclude that the environment for the coming quarters is much more favorable, indicating a consistent recovery in profitability and bringing margins closer to the company's historical averages.

Adjusted EBITDA and Adjusted Margin EBITDA (R$ Million and %)

Mining Results

The third quarter is historically a seasonally strong time in terms of iron ore supply, and this year was no different, with low rainfall in Brazil and increased volumes in other countries, which contributed to a solid pace of seaborne volumes. However, this growth in supply was not matched by demand, with a decline in steel production in China and, consequently, an increase in stocks at the ports, exerting downward pressure on the price of iron ore during this period. While the price was close to the marginal cost of production for several producers at times during the quarter, the lack of greater predictability for the Chinese economy prevented more solid advances for the commodity. The situation changed in the last few days of the quarter with the announcement of new stimulus packages by the Chinese government, which resulted in a price recovery. In this context, the average price of iron ore was US$ 99.69/dmt (Platts, Fe62%, N. China), representing a 10.8% decline from the average for 2Q24 (US$ 111.81/dmt) and a 12.6% decline from the average for 3Q23 (US$ 114.03/dmt).

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RESULTS 3Q24

In the third quarter of 2024, the BCI-C3 maritime route (Tubarão-Qingdao) recorded an average of US$26.67/t, representing a 3.3% increase compared to the previous quarter. This dynamic follows the same trend observed in recent quarters, with an increase in demand for capesize vessels due to higher export volumes of bauxite in Guinea and iron ore in Brazil, Ukraine, and Australia.

Total Production – Mining (Thousand tons)

•	Iron Ore Production (including purchases from third parties) reached a volume of 11,437.8 thousand tons in 3Q24, representing a 9.7% increase compared to the second quarter of 2024 but a 1.3% reduction compared to the volume recorded in 3Q23. As previously stated, the year-on-year decline is a direct result of the reduced volume of iron ore purchases from third parties, which aligns with the strategy adopted for this year of prioritizing margin over volume. However, an analysis of the volume of own production revealed that this year's result was the highest ever recorded in CSN's history, which demonstrates the improved operational performance the Company has achieved this year.

Sales Volume – Mining (Thousand tons)

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RESULTS 3Q24

•	Sales volume reached 11,884.0 thousand tons in 3Q24, a 10.1% increase from the second quarter of 2024, which is in line with seasonality and the operational improvement that has been recorded each quarter. When compared to the third quarter of 2023, sales demonstrated a 2.1% growth, even with a reduction in purchases from third parties. This represents the highest level of shipments in the company's history, approaching 12 million tons.

•	Adjusted Net Revenue for 3Q24 amounted to R$2,989.2 million, representing a 10.5% decrease from the second quarter of the year. This decline was due to a reduction in iron ore prices, which offset the increase in volume. Unit net revenue was US$ 45.90 per ton in 3Q24, representing a 21.7% decrease from 2Q24, as a result of the downward trend in the average price of iron ore and a greater demerit of the exported product, which aligns with the high Chinese demand for lower-quality ores.

•	Mining's Cost of Goods Sold for the period totaled R$2,094.2 million, representing a 4.8% increase on the previous quarter. This was due to the higher sales volume. C1 costs reached US$ 19.2/t in 3Q24, a decrease of 9.4% from the previous quarter. This is due to a combination of factors, including the dilution of fixed costs, exchange rate fluctuations and lower port expenses.

•	Adjusted EBITDA reached R$1,122.8 million in 3Q24, with a quarterly Adjusted EBITDA Margin of 37.6%, representing a reduction of 9.9 p.p. compared to the previous quarter. This lower profitability is the exclusive consequence of the drop in price realization, given that the period was marked by exceptional results, including record-setting production and sales volumes, as well as a C1 cost below USD 20/t.

Build-up Adjusted EBITDA (R$ Million)

Cement Results

The National Union of the Cement Industry (SNIC) reports that the real estate market remains strong in the second half of the year, particularly in the Minha Casa, Minha Vida segment (a federal government program). There has been an 86.7% increase in launches compared to the second half of 2023 and a 65.9% increase compared to the first half of the year. Considering these developments, consumer confidence has been on the rise since June, becoming a crucial factor in offsetting the population's high indebtedness, rising default rates, and the resumption of interest rate increases. Despite this, cement sales have increased by 3.8% between January and September in comparison to the same period in 2023, reaching 48.7 million tons. In September, the volume reached 5.8 million tons, representing a 10.4% increase compared to the same month in 2023.

In the case of CSN, the performance was consistent with the company's strategy of expanding into new markets. CSN has made significant advances in its logistics and distribution capabilities, with an increasingly larger and more efficient logistics model and distribution centers. As a result, the company achieved new historical records in production and sales, with total commercial activity reaching 3,650.0 Kton sold. This represents an increase of 1.1% in relation to the previous quarter and 11.8% in relation to the same period in 2023.

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RESULTS 3Q24

Sales Volume – Cement (Thousand tons)

•	Net revenue reached R$1,272.0 million in 3Q24, representing a 2.7% increase compared to the previous quarter. This growth is attributed to an increase in sales volume, which offset the continued pressure on pricing during the period.

•	In 3Q24, cement COGS increased by 6.9% compared to the previous quarter, reflecting the typical seasonal fluctuations in commercial activity and higher raw material costs.

•	As a result, Adjusted EBITDA increased by 1.0% compared to the previous quarter, reaching R$349.8 million in 3Q24 with an EBITDA margin of 27.5%. This represents stability in relation to the previous quarter and reinforces the operational excellence that CSN has achieved in this segment, with margins much higher than the industry average.

Energy Results

Net revenue reached R$151.4 million in 3Q24, representing a significant growth of 47.3% compared to 2Q24. Meanwhile, Adjusted EBITDA was R$60.6 million, with an Adjusted EBITDA Margin of 40.0%, representing a margin expansion of 26.5 p.p. compared to the previous quarter. All this increase in revenue and profitability is a consequence of the resumption of operational activities after the climate event in Rio Grande do Sul, as well as the solid increase in energy tariffs due to the driest period experienced in the country throughout this quarter.

Logistics Results

In the latest quarter of positive results, the Logistics segment achieved a 3.8% growth in Adjusted EBITDA in 3Q24 when compared to 2Q24 and a 0.9% growth when compared to the previous year, reaching R$429.1 million. The Adjusted EBITDA Margin decreased slightly by 1.2 p.p. to 48.1% in 3Q24.

Railway Logistics generated net revenue of R$793.1 million in 3Q24, with an Adjusted EBITDA of R$384.1 million and an Adjusted EBITDA Margin of 48.4%. In comparison with the second quarter of 2024, revenue increased by 4.2%, with Adjusted EBITDA 0.9% lower.

In the Port Logistics segment, Sepetiba Tecon handled 304,000 tons of steel products, 41,000 containers, 34,000 tons of general cargo, and 171,000 tons of bulk cargo in 3Q24. In comparison with the same period in the previous year, the company increased its shipments, resulting in a 25.0% increase in Net Revenue from the port segment, reaching R$98.9 million. The Adjusted EBITDA was also positively impacted, reaching R$45.1 million in 3Q24, with an Adjusted EBITDA Margin of 45.6%, or 13.5 p.p. higher than in 3Q23.

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RESULTS 3Q24

ESG – Environmental, Social & Governance

ESG PERFOMANCE – GRUPO CSN

 Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, making its performance in ESG indicators available on an individualized basis. The new model allows stakeholders to have quarterly access to key results and indicators and to monitor them in an effective and even more agile way. Access can be made through the results center of CSN's IR website: ttps://ri.csn.com.br/informacoes-financeiras/central-de-resultados/.

The information included in this release has been selected based on its relevance and materiality to the company. Quantitative indicators are presented in comparison with the period that best represents the metric for monitoring them. Thus, some are compared with the same quarter of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity. In addition, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of CSN Cimentos' new assets, acquired in 2022, so that some absolute indicators will undergo significant changes when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2023 Integrated Report, released in May 2024 (https://esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). The review of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments resulting from this process.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following electronic address: https://esg.csn.com.br.

Capital Markets

In the thrid quarter of 2024, CSN's shares demonstrated minimal fluctuation, while the Ibovespa exhibited a 6.4% growth. The average daily volume (CSNA3) traded on B3 was R$83.7 million in the third quarter of 2024. On the New York Stock Exchange (NYSE), the company's American Depositary Receipts (ADRs) saw a 3.9% increase in 3Q24, while the Dow Jones index rose by 8.3%. The average daily trading volume of ADRs on the NYSE in 3Q24 was US$3.7 million.

3Q24
No. of shares in thousands	1,326,094
Market Value
Closing Price (R$/share)	12.89
Closing Price (US$/ADR)	2.39
Market Value (R$ million)	17,093
Market Value (US$ million)	3,169
Change over the period
CSNA3 (BRL)	-0.2%
SID (USD)	+3.9%
Ibovespa (BRL)	+6.4%
Dow Jones (USD)	+8.3%
Volume
Daily average (thousand shares)	6,931
Daily average (R$ thousand)	83,671
Daily average (thousand ADRs)	1,689
Daily average (US$ thousand)	3,713
Source: Bloomberg

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RESULTS 3Q24

Earnings Conference Call:

3Q24 Results Presentation Webcast Investor Relations Team

Conference call in Portuguese with simultaneous translation into English November 13th, 2024 11:30 a.m. (Brasília time) 09:30 a.m. (New York time) Webinar: click here	Antonio Marco Campos Rabello - CFO and IR Executive Director Pedro Gomes de Souza (pedro.gs@csn.com.br) Mayra Favero Celleguin (mayra.celleguin@csn.com.br)

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These outlooks include future results that may be influenced by historical results and by the statements made under 'Outlook'. Actual results, performance and events may differ materially from the assumptions and outlook and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels; protectionist measures in the US, Brazil and other countries; changes in laws and regulations; and general competitive factors (on a global, regional or national basis).

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RESULTS 3Q24

INCOME STATEMENT

Corporate Law – In Thousands of Reais

| | 3Q24 | 2Q24 | 3Q23 |
|---|---|---|---|
| **Net Sales Revenue** | **11,066,589** | **10,881,740** | **11,125,028** |
| Domestic Market | 5,924,096 | 5,502,815 | 5,612,907 |
| External Market | 5,142,493 | 5,378,926 | 5,512,121 |
| **Cost of Goods Sold (COGS)** | **(8,332,916)** | **(7,892,701)** | **(8,319,723)** |
| COGS, no Depreciation and Exhaustion | (7,415,854) | (7,001,214) | (7,492,629) |
| Depreciation/Exhaustion answered at cost | (917,062) | (891,487) | (827,094) |
| **Gross Profit** | **2,733,673** | **2,989,039** | **2,805,305** |
| **Gross Margin (%)** | **24.7%** | **27.5%** | **25.2%** |
| Sales Expenses | (1,479,910) | (1,349,816) | (977,637) |
| General and Administrative Expenses | (206,778) | (215,001) | (182,307) |
| Depreciation and Amortization in Expenses | (21,965) | (22,599) | (15,295) |
| Other Net Income (Expenses) | (366,244) | 113,607 | (113,319) |
| Equity Income | 122,705 | 98,279 | 130,771 |
| **Operating Income Before Financial Results** | **781,481** | **1,613,509** | **1,647,518** |
| Net Financial Results | (1,931,588) | (1,495,391) | (1,223,475) |
| **Result Before Tax and Social Contribution** | **(1,150,107)** | **118,118** | **424,043** |
| Income Tax and Social Contribution | 399,237 | (340,730) | (333,249) |
| **Net Income (Loss) for the Period** | **(750,870)** | **(222,612)** | **90,794** |

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RESULTS 3Q24

BALANCE SHEET

Corporate Law – In Thousands of Reais

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RESULTS 3Q24

CASH FLOW STATEMENT

Corporate Law – In Thousands of Reais

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.